

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Michael J. Zylstra
Vice President and General Counsel
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087

  **Re: Cracker Barrel Old Country Store, Inc.**
    **Preliminary Proxy Statement on Schedule 14A**
    **Filed September 19, 2013**
    **File No. 1-25225**

Dear Mr. Zylstra:

  We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background to Potential Contested Solicitation, page 43

   1. We note that the Biglari Group's annual meeting proxy statement describes contacts in March and May 2013.  Please revise to describe any contacts in March and May 2013, or advise us.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions


cc:    Scott Bell, Esq.
        Bass, Berry & Sims PLC